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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      American Bank Note Holographics, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        ---------------------------------
                         (Title of Class of Securities)

                                    024490104
                             ----------------------
                                 (CUSIP Number)

                                Douglas A. Crane
                                Crane & Co., Inc.
                                 30 South Street
                                Dalton, MA 01226
                            Telephone: (413) 684-6202

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                           Frank B. Porter, Jr., Esq.
                             Choate, Hall & Stewart
                                 Exchange Place
                                 53 State Street
                              Boston, MA 02109-2891

                                  June 30, 2000

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

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CUSIP NO. 024490104                                           PAGE 2 OF  7 PAGES
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--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Crane & Co., Inc.  --   04-1215780
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                      (b) [ ]
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    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            US
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
   NUMBER OF
    SHARES                       3,387,720
 BENEFICIALLY              -----------------------------------------------------
   OWNED BY                8     SHARED VOTING POWER
     EACH
   REPORTING                     0
    PERSON                 -----------------------------------------------------
     WITH                  9     SOLE DISPOSITIVE POWER

                                 3,387,720
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,387,720
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                         [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.89%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------


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CUSIP NO. 024490104                                           PAGE 3 OF  7 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock") of American Bank Note Holographics, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 399 Executive Boulevard, Elmsford, NY 10523.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Crane & Co., Inc. (the "Reporting Person"). The Reporting Person is a corporation organized under the laws of The Commonwealth of Massachusetts. The Reporting Person's business address is 30 South Street, Dalton, MA 01226. The Reporting Person's principal business is the manufacture of papers and stationery.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Purchase Agreement, dated as of June 30, 2000 (the "Purchase Agreement") by and among the Reporting Person and the Issuer, the Reporting Person purchased 3,387,720 shares of the Issuer's Common Stock for a payment to the Issuer of $9,316,230. Prior to the execution of the Purchase Agreement, the Reporting Person held no shares of the Issuer's Common Stock. A copy of the Purchase Agreement has been filed as EXHIBIT 10 to the Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2000, and is incorporated in its entirety herein by reference. The source of funds for the Reporting Person's purchase of the shares was its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction was for the Reporting Person to make an investment in the Issuer.

         Pursuant to the Purchase Agreement, if the Issuer proposes to undertake an issuance of any new capital stock, or options or other rights convertible or exercisable for capital stock ("New Securities"), the Reporting Person and any permitted transferee thereof shall have the right to purchase its Proportional Share (defined as the percentage of the Issuer's Common Stock outstanding held by such party immediately prior to such issuance) of such New Securities, and the Reporting Person and all such permitted transferees shall have the right of over-allotment with respect to such Proportional Share of each, as specified in the Purchase Agreement. Additionally, if the Issuer issues any securities in connection with the settlement of any litigation outstanding on the closing date of this transaction ("Settlement Securities"), the Reporting Person and any permitted transferee shall have the right to purchase such Settlement Securities so as to raise its total percentage ownership of the Issuer's Common Stock up to but not above its Proportional Share immediately prior to such settlement, at a price of $3.35 per share.

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CUSIP NO. 024490104                                           PAGE 4 OF  7 PAGES
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         Also pursuant to the Purchase Agreement, the Board of Directors and the
Audit Committee thereof of the Issuer shall each be expanded by one seat, and Douglas A. Crane, an executive officer of the Reporting Person, has been appointed to both the Board of Directors and the Audit Committee thereof. The Purchase Agreement provides that, for as long as the Reporting Person shall own at least 51% of the shares of Common Stock of the Issuer purchased pursuant thereto, the Reporting Person shall be entitled to designate one director on the management slate of nominees to the Board of Directors of the Issuer, and that, should such Board of Directors be expanded to a number greater than six (6), then such Board of Directors shall be expanded by another seat, and the Reporting Person shall be entitled to nominate an additional director thereto.

         Except as set forth in this statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board or management of the Issuer,
(e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions. The Reporting Person reserves the right to acquire more shares or dispose of shares of the Common Stock of the Issuer from time to time, subject to market conditions, other investment opportunities and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person has acquired beneficial ownership of 3,387,720 shares of Common Stock. The Common Stock owned by the Reporting Person represents approximately 19.89% of the outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 3,387,720 shares with respect to which it possesses sole dispositive power.

(b) The Reporting Person has sole power to vote, or to direct the vote of, 3,387,720 shares of Common Stock.

The Reporting Person has sole power to dispose of, or to direct the disposition of, the 3,387,720 shares of Common Stock acquired as a result of the transaction contemplated by the Purchase Agreement.

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CUSIP NO. 024490104                                           PAGE 5 OF  7 PAGES
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(c) During the past 60 days and during the 60 days immediately preceding the
Reporting Person's purchase of the Common Stock of the Issuer, the Reporting Person has not effected any transactions in the shares of Common Stock except as disclosed here in this statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         PURCHASE AGREEMENT. Pursuant to the Purchase Agreement, the Reporting Person purchased 3,387,720 shares of Common Stock in exchange for a payment of $9,316,230, described in Item 3.

         REGISTRATION RIGHTS AGREEMENT. The shares of Common Stock issued to the Reporting Person are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 5.01(f) of the Purchase Agreement, the Issuer has granted to the Reporting Person certain registration rights, set forth in a Registration Rights Agreement dated as of June 30, 2000 among the Reporting Person and the Issuer (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed herewith as EXHIBIT B hereto and is incorporated in its entirety herein by reference.

         If at any time the Reporting Person requests that the Issuer file a registration statement for a firm commitment public offering of Registrable Securities (as that term is defined in the Registration Rights Agreement), the Issuer shall use its best efforts to register the shares of Common Stock held by the Reporting Person and requested by it to be registered under the Act. The Issuer shall effect a minimum of one such "demand" request from the Reporting Person.

         Additionally, if the Issuer proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 under the Act, the Issuer shall give the Reporting Person prompt written notice of its intent. Upon written request of the Reporting Person, given within twenty
(20) days after receipt of such notice, the Issuer shall include in such registration all shares of Common Stock held by the Reporting Person specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

         Finally, at a time when a Form S-3 (or other comparable form) is available for such registration, if the Issuer shall receive a written request from the Reporting Person that the Issuer

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CUSIP NO. 024490104                                           PAGE 6 OF  7 PAGES
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effect a registration on Form S-3 (or comparable form) of the Registrable
Securities (as that term is defined in the Registration Rights Agreement), the Issuer will, as soon as reasonably practicable, effect such registration and all related qualifications and compliances as may be requested by the Reporting Person.

         The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto or which are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this statement and filed with this statement as exhibits are the following documents:

EXHIBIT A:     Stock Purchase Agreement, dated as of June 30, 2000, by and among
               Crane & Co., Inc. and American Bank Note Holographics, Inc.
               (incorporated by reference from EXHIBIT 10 to the Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2000).

EXHIBIT B:     Registration Rights Agreement, dated as of June 30, 2000, by and among Crane & Co., Inc. and American Bank Note Holographics, Inc.



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CUSIP NO. 024490104                                           PAGE 7 OF  7 PAGES
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 11, 2000


                                          CRANE & CO., INC.

                                          /s/ Douglas A. Crane
                                          ---------------------------------
                                          By:
                                          Its: